Access Power, Inc.

A form of 6% Convertible Debenture due February 28, 2002 with substantially the same terms as Exhibit 4.2 to the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 1999 is not being separately filed. This debenture has a face amount of $2,500,000 and a discount of 20% in the conversion formula.